SEC MAIL PROCESSING SECTION
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MAR - 1 2006
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SEC 06008149 OMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Berenson & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lewis (212) 935-7676
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenson & Company, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

[signature]
Signature

Controller
Title

[signature]
Notary Public

AMY E. PENGLASE ANDERSON
Notary Public, State of New York
No. 01PE6105147
Qualified in New York County
Commission Expires 2/02/2008

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERENSON & COMPANY, LLC

(a wholly owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Berenson & Company, LLC
New York, New York

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company" and a wholly owned subsidiary of Berenson & Company, Inc.) as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 24, 2006

BERENSON & COMPANY, LLC
(a wholly owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents (including restricted cash of $100,202)	$ 827,388
Securities owned, at market value	17,392
Due from affiliate, net	175,523
Fixed assets, net of accumulated depreciation of $739,351 (Note E)	104,458
Other assets	42,957
Total assets	$ 1,167,718
LIABILITIES	
Accrued expenses	$ 159,252
Deferred rent	51,099
Total liabilities	210,351
Commitments (Note F)	
MEMBER'S EQUITY	957,367
Total liabilities and member's equity	$ 1,167,718

See notes to statement of financial condition

NOTE A - ORGANIZATION

Effective December 27, 2001, Berenson & Company, LLC (the "Company") became a wholly owned subsidiary of Berenson & Company, Inc. (the "Parent"). The Parent is the Managing Member, and only member of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation of office equipment is recorded on a straight-line basis over a five-year period. Leasehold improvements are being amortized on a straight-line basis over the shorter of their estimated useful life or the life of the applicable office lease. Proprietary software is being amortized on a straight-line basis over three years.

Cash and cash equivalents include holdings in money market mutual funds.

Securities owned are recorded on a trade date and consists of common stock which is valued at publicly quoted exchange prices.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company is a single member LLC owned in whole by the Parent and is a disregarded entity for federal and state income tax purposes.

NOTE C - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE D - NET CAPITAL

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2005, the Company had net capital of $523,301 which exceeded the minimum net capital requirement of $100,000 by $423,301. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

The Company claims an exemption from the Securities and Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (K)(2)(ii) as all customer transactions, if any, are cleared through another broker on a fully disclosed basis. The Company does not maintain customer accounts.

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2005 are comprised of the following:

Computer and office equipment	$ 335,063
Furniture and fixtures	251,968
Leasehold improvements	212,010
Proprietary software	26,648
Art work	18,120
Total cost	843,809
Less: accumulated depreciation	(739,351)
Fixed assets, net	$ 104,458

NOTE F - COMMITMENTS

The Company leases office space on the fourth floor of 667 Madison Avenue under a non-cancelable operating lease, which expires in January 2013 ("Fourth Floor Lease"). Future minimum lease payments at December 31, 2005 are as follows:

2006	$ 909,996
2007	922,081
2008	939,000
2009	974,500
2010	1,010,000
Thereafter	2,104,167
	$ 6,859,744

Since 1999, the Company leased space on the second floor of 667 Madison Avenue through 2013 ("Second Floor Lease"). During February 2005, the Company signed a Release and Surrender agreement with Corning Incorporated releasing the Company from any ongoing obligation under the Second Floor Lease after April 1, 2005.

The Fourth Floor Lease requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $100,202.

NOTE G - RELATED PARTY

At December 31, 2005, due from affiliate of $175,523 represents the net amount due from the Parent.

On March 1, 2005, the Parent issued 2,013.3 shares of preferred stock ($1,000 face value) to certain employees of the Company. These shares vest 35% on March 1, 2007 and 65% on March 1, 2008. The Parent is required to repurchase the vested shares, and pay the participant the repurchase amount, within two and a half months following the vesting date. Dividends accrue on these shares at the rate of 7% in the first year, 8% the second year and 9% thereafter. Unvested shares are forfeited upon termination of employment except in the event of the employee's death or disability. At December 31, 2005, 1,521.5 of the shares remained outstanding.